

07003692

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Genenva Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Park Avenue, 10th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Khalizad (212) 575-1012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

3040 U.S. Highway 22 West, Suite 110 (Address) Somerville (City) New Jersey (State) 08876 (Zip Code)


SEC MAIL RECEIVED
MAR 0 1 2007
WASH, D.C.
202
PROCESSING SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Khalizad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Geneva Capital Corp., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FRANK AMARANTE
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN KINGS COUNTY
REG. # 24-4995829
MY COMMISSION EXPIRES MAY 4 2010

Signature

President
Title

2-13-2007
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GENEVA CAPITAL CORP.

Statement of Financial Condition

December 31, 2006

With Independent Auditors' Report

Geneva Capital Corp.
Table of Contents
December 31, 2006

Page(s)



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York and Pennsylvania

Independent Auditors' Report

To the Board of Directors
Geneva Capital Corp.
New York, New York

We have audited the accompanying statement of financial condition of Geneva Capital Corp., (a wholly owned subsidiary of Geneva Holding Corp.), as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Geneva Capital Corp. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

WithumSmith+Brown

February 23, 2007

Geneva Capital Corp.
Statement of Financial Condition
December 31, 2006

Assets

Cash	$	20,980
Due from parent		8,287
	$	29,267

Liabilities and Stockholder's Equity

Liability		
Accrued expenses	$	15,399
Stockholder's equity		
Common stock, no par; 200 shares authorized; issued and outstanding		10
Additional paid-in capital		5,969,217
Accumulated deficit		(5,955,359)
Total stockholder's equity		13,868
	$	29,267

The Notes to Financial Statements are an integral part of these statements.

1. Business and Summary of Significant Accounting Policies

The Company

Geneva Capital Corp., (the "Company"), was incorporated under the laws of the State of New York on July 14, 1998. The Company is a wholly owned subsidiary of Geneva Holding Corp. (the "Parent"). The Company is registered as a broker/dealer pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD"). The Company acts as a private placement agent for securities.

On December 31, 2006, the Company filed Form BDW, Uniform Request for Broker-Dealer Withdrawal with the NASD. Consequently, the Company will no longer be registered as a broker dealer.

Revenue Recognition

The Company recognizes income from private placement activity upon completion of the transaction.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of American requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The carrying amount approximates fair value because of the short period to maturity of the instruments.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by the double-declining method or straight-line depreciation method based on the following estimated useful lives of the assets.

Classification	Estimated Life (Years)
Office equipment	5

2. Property and Equipment

Property and equipment, at cost, consisted of the following at December 31, 2006:

Office Equipment	$	930
Less: Accumulated Depreciation		(930)
Property and Equipment - Net	$	--

Depreciation expense charged to operations amounted to $130 or the year ended December 31, 2006.

3. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital and net capital requirements of $5,581 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was 2.75 to 1.

4. Special Account of the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 pf the Securities Exchange Act of 1934 and , therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(B), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

5. Related Party Transactions

The Company was due $481,442 from an officer of the Company for draws and advances against future commissions. At December 31, 2006, the Company determined these advances would not be repaid. Consequently, the entire amount has been charged to expense.

At December 31, 2006, the Company was due $8,287 from its Parent for advances the Company made on the Parent's behalf. The advances are unsecured, non-interest bearing and are expected to be repaid during 2007.

6. Income Taxes

The deferred tax assets relating to net operating loss carryovers are as follows at December 31, 2006:

Federal	$ 1,947,000
State	629,000
Total Deferred Tax Asset	2,576,000
Less Valuation Allowance	(2,576,000)
Net Deferred Tax Asset	$ --

The Company had provided for a 100% valuation allowance in 2006, as the realization of sufficient future taxable income during the expiration period is uncertain.

The Company has approximately $5,730,000 in federal and state net operating loss carryovers available to offset future taxable income. The carryovers expire as follows:

Year of expiration:	
2018	$ 521,000
2019	1,581,000
2020	1,093,000
2021	394,000
2022	401,000
2023	378,000
2024	353,000
2025	317,000
2026	692,000
Total	$ 5,730,000

7. Non Cash Financing Activities

During the year ended December31, 2006, the company received warrants in lieu of a cash fee on the amount of $75,000. The deemed value of the warrants at receipt has been recorded as revenue. The Company immediately distributed the warrants to its parent company as a dividend.

END